UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2013	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________ to ___________________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION
5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and
Supplemental Schedule
December 31, 2013 and 2012

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
December 31, 2013 and 2012

Statement of Changes in Net Assets Available for Benefits	3
Year ended December 31, 2013

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-30

Signatures	31

Exhibit Index	32

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	33

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones, LLP

Houston, Texas
June 24, 2014

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$1,221,239,618	$1,158,643,987

Receivables:
Notes receivable from participants	8,036,763	8,570,901
Investment income receivable	259,377	953,490
	8,296,140	9,524,391

Net Assets, at Fair Value	1,229,535,758	1,168,168,378

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(8,841,792)	(16,461,158)

Net Assets Available for Benefits	$1,220,693,966	$1,151,707,220

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$118,942,947
Interest	7,058,677
Dividends	21,907,443
147,909,067

Interest income on notes receivable from participants	278,875

Contributions:
Participants	37,581,443
Employer	21,927,372
Rollovers and direct plan transfers	44,111,511
103,620,326
Total additions	251,808,268

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	182,449,143
Administrative expenses	372,379

Total deductions	182,821,522

Net Increase	68,986,746

Net Assets Available for Benefits:
Beginning of year	1,151,707,220

End of year	$1,220,693,966

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

1.Description of Plan
The following brief description of the Marathon Oil Company Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of the following entities, which are participating employers in the Plan: Marathon Oil Corporation (“MRO”), Marathon Oil Company (the “Company” or “MOC”), Marathon Service Company. All of these participating employers, other than MRO, are wholly owned subsidiaries of MRO. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of highly compensated employees (“HCEs”) are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $255,000 for 2013, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay.
Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company; at death; after three years of vesting service with the Company or a participating employer; or upon attainment of age 65.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through automatic payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less than $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $565,574 for the year ended December 31, 2013 were used to reduce employer matching contributions made to the Plan. The forfeited balance held in the Plan as of December 31, 2013 was $10,554. The forfeited balance held in the Plan as of December 31, 2012 was $307,126.
Investment Options
Effective June 28, 2013, MPC (Marathon Petroleum Corporation) stock was removed from the Thrift Plan as an investment option. This was communicated to participants in November of 2012. Any remaining assets in MPC stock were, by default, transferred to one of the Pyramis Core Lifecycle Commingled Pools-Class V, which is the Qualified Designated Plan Investment Alternative (QDIA).
Effective November 29, 2013, the BrokerageLink and the Stable Value Fund are competing options due to the change in wrap providers for the Stable Value Fund. Additional wrap capacity for the Stable Value Fund was obtained through Bank of Tokyo Mitsubishi UFJ (“BTMU”). This wrap capacity was obtained to replace capacity held by State Street Bank and Trust Company. One of the conditions of the BTMU contract is that the Plan considers BrokerageLink and the Stable Value Fund as competing investment options, so participants cannot make direct exchanges between these two investment options. A 90 day investment in a non-competing investment option is required first.
Effective September 2013, the Natixis Financial Products Wrapper Contract under the Stable Value Fund was replaced with the Prudential Insurance Co America Wrapper Contract, due to the departure of Natixis from the wrapper contract business.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Investment related expenses are also included in net appreciation of fair value of investments.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 and 2012.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc (“FIIOS”).
The Stable Value Fund is managed by Fidelity Management Trust Company pursuant to a trust agreement. Any fees charged by Fidelity Management Trust Company are deducted from the interest earned by Plan members in the Stable Value Fund. The total amount of fees charged for 2013 in connection with the Stable Value Fund was $1,262,793.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

3.	Accounting Standards Update

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements” (“ASU 2012”), which contains amendments that affect a number of topics, including technical corrections and improvements to the Accounting Standards Codification (ASC) and conforming amendments related to fair value measurements, which include clarifying the treatment of selling costs for plan investments in determining fair value of plan assets subject to ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” These amendments are effective for public entities for interim and annual reporting periods beginning after December 15, 2012. The adoption of this ASU did not impact the Plan's financial statements.

4.	Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•
Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.
The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits adjusted to contract value for benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2013 and 2012.
Common stock - Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds - Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value of shares held. The net asset value is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1. Interest-bearing cash includes cash on deposit.

Common Collective Trusts (“CCTs”) - Investment in CCTs are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

Synthetic Investment Contracts (“SICs”) - A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Stable Value Fund is valued using a market and cost approach as described in Note 6. This investment with the exception of cash and cash equivalents is considered Level 2.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$25,521,697	$—	$—	$25,521,697
Blend	216,113,845	—	—	216,113,845
Growth	107,317,722	—	—	107,317,722
International-Stk	29,543,908	—	—	29,543,908
Other*	49,965,573	—	—	49,965,573
Taxable bond	84,391,947	—	—	84,391,947
Value	15,129,774	—	—	15,129,774
Money market**	24,147,146	—	—	24,147,146
Common/collective trusts***	—	174,989,221	—	174,989,221
Common stock	72,615,099	—	—	72,615,099
SICs	2,558,354	418,945,332	—	421,503,686
Total assets at fair value	$627,305,065	$593,934,553	$—	$1,221,239,618
* Include Brokerage Link investments
** Include Interest-bearing Cash
*** CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. There are no redemption restrictions on these CCTs.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$21,226,555	$—	$—	$21,226,555
Blend	158,184,264	—	—	158,184,264
Growth	77,918,546	—	—	77,918,546
International-Stk	24,737,788	—	—	24,737,788
Other*	37,214,257	—	—	37,214,257
Taxable bond	98,895,457	—	—	98,895,457
Value	6,782,396	—	—	6,782,396
Money market**	22,038,780	—	—	22,038,780
Common/collective trusts***	—	134,481,995	—	134,481,995
Common stock	124,907,024	—	—	124,907,024
SICs	6,858,803	445,398,122	—	452,256,925
Total assets at fair value	$578,763,870	$579,880,117	$—	$1,158,643,987
* Include Brokerage Link investments
** Include Interest-bearing Cash
***CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. There are no redemption restrictions on these CCTs.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2013	2012
State Street Bank & Trust Company Boston 107029*	$—	$68,933,619
Natixis Financial Products Wrapper Contract 1203-03*	—	111,345,446
Prudential Insurance Co America ACT 063025001*	60,943,497	—
Marathon Oil Corporation Common Stock	72,615,099	78,198,664
Spartan 500 Index Fund - Fidelity Advantage Class	84,057,513	58,600,245
Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1*	105,590,643	—
American General Life Wrapper Contract 1627651*	108,883,704	114,365,554
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	143,527,488	150,753,503
* SICs are investments included in the Stable Value Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).
During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$73,627,511
Common stock	21,573,074
Common /collective trust	23,742,362
$118,942,947

6.	Stable Value Fund

The Stable Value Fund comprised approximately 34 percent and 38 percent of total Plan investments at December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012 the Plan held SICs of $410,103,540 and $428,936,964, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $2,558,354 and $6,858,803 held by the Stable Value Fund at December 31, 2013 and 2012 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Stable Value Fund at December 31, 2013 and 2012:

	Stable Value Fund at December 31, 2013
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$105,590,643	$(2,228,478)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	143,527,488	(3,029,131)
American General Life Wrapper Contract 1627651	A+	108,883,704	(2,297,978)
Prudential Insurance Co America ACT 063025001	AA-	60,943,497	(1,286,205)
		$418,945,332	$(8,841,792)

	Stable Value Fund at December 31, 2012
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

State Street Bank & Trust Boston Wrapper Contract 107029	AA-	$68,933,619	$(2,547,669)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	150,753,503	(5,571,593)
American General Life Wrapper Contract 1627651	A+	114,365,554	(4,226,757)
Natixis Financial Products Wrapper Contract 1203-03	A	111,345,446	(4,115,139)
		$445,398,122	$(16,461,158)
The Stable Value Fund portfolio's average yield for 2013 and 2012 was 1.66 percent and 2.13 percent, respectively. The portfolio's crediting rate at December 31, 2013 and 2012 was 1.53 percent and 1.86 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

A wrap issuer may terminate a wrapper contract in accordance with the terms of the contract. A wrap issuer may also terminate a wrapper contract if Fidelity Management Trust Company investment management authority over the Stable Value Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$1,220,693,966	$1,151,707,220
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,841,792	16,461,158
Net assets per the Form 5500	$1,229,535,758	$1,168,168,378
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$68,986,746
Adjustment from fair value to contract value for benefit-responsive investment contracts
Prior year adjustment	(16,461,158)
Current year adjustment	8,841,792
Net income per the Form 5500	$61,367,380

8.	Party-in-Interest Transactions
Shares of MRO common stock may be purchased directly from MRO or on the open market. During 2013, all shares of the MRO common stock were purchased on the open market.
Certain Plan investments are shares of mutual funds managed by FIIOS. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

9.	Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2013 and 2012

10.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by letter dated March 14, 2013, that the Plan, as amended, meets the requirements of Code Section 401(a), and the trust is not subject to tax under present income tax law. This determination letter was applicable for the amendments executed January 27, 2010 and prior. The Plan has been amended since January 27, 2010. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires the Plan Administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

11.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
*	Marathon Oil Corporation	Marathon Oil Common Stock -	2,057,085	shares	$72,615,099
	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company -	897,589	shares	9,119,507
*	Fidelity Retirement Govt. Money Market	Investment Company -	12,289,054	shares	12,289,054
*	Fidelity Mid Cap Value Fund	Investment Company -	449,013	shares	10,147,694
*	Spartan Extended Market Index Fund	Investment Company -	705,389	shares	37,681,869
*	Spartan 500 Index Fund - Fidelity Advantage Class	Investment Company -	1,283,517	shares	84,057,512
	PIMCO Total Return Institutional	Investment Company -	3,037,982	shares	32,476,032
*	Fidelity Balanced K	Investment Company -	1,122,326	shares	25,521,697
*	Fidelity Contrafund K	Investment Company -	443,987	shares	42,653,823
*	Fidelity Fund K	Investment Company -	53,809	shares	2,293,897
*	Fidelity Growth Company K	Investment Company -	402,980	shares	48,240,773
*	Fidelity International Discovery K	Investment Company -	194,968	shares	7,876,695
*	Fidelity Low Priced Stock K	Investment Company -	800,579	shares	39,564,626
*	Spartan International Index Fund	Investment Company -	1,191,851	shares	48,472,590
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company -	745,702	shares	8,724,714
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company -	247,191	shares	3,005,837
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company -	524,297	shares	6,747,698
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company -	1,937,590	shares	24,743,018
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company -	3,090,257	shares	38,319,190
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company -	2,892,455	shares	36,936,650
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company -	1,675,190	shares	20,621,587
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company -	973,185	shares	12,213,470
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company -	848,245	shares	10,492,787
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company -	557,899	shares	6,940,258
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company -	399,671	shares	4,895,967
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company -	102,513	shares	1,348,045
	Dodge & Cox Stock Fund	Investment Company -	29,502	shares	4,982,080
	Columbia Acorn International Z	Investment Company -	144,468	shares	6,743,770
	Morgan Stanley Mid Cap Growth	Investment Company -	207,759	shares	9,413,538
	DFA Emerging Markets Value	Investment Company -	540,509	shares	14,923,443

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
	Vanguard Total Bond Market	Investment Company -	4,052,690	shares	$42,796,408
	Wells Fargo Advantage Small Cap Value	Investment Company -	120,195	shares	4,043,351
	Kalmar Growth with Value Small Cap	Investment Company -	307,303	shares	7,009,588

* Indicates party-in-interest.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(e)
Identity of Issue, Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value
	Stable Value Contract Carriers
	Bank of Tokyo - Mitsubishi ACT	Actively Managed Global Wrap**
	Wrapper Contract FID-MARAOIL13-1; 1.62%
	Total Contract Value/Fair Market Value		$105,590,643	***
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract AMarathon-02-07; 1.62%
	Total Contract Value/Fair Market Value		143,527,488	***
	Prudential Insurance Co America ACT	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 1.62%
	Total Contract Value/Fair Market Value		60,943,497	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627651; 1.62%
	Total Contract Value/Fair Market Value		108,883,704	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios;
	Variable interest rate - 1.66% as of 12/31/13	Money Market Portfolio; Class A Money Market Pool	2,558,354

	Brokerage Link	Self-Directed Brokerage Accounts	61,823,665

	Total Investments		1,221,239,618
*	Fidelity Management Trust Company
	Interest rates range from 3.25%-9.50%
	due 1/3/2013- 01/18/2019, dates for defaulted loan balance year ranges 2002 to 2013	Loans to Plan Participants	8,036,763

	Totals		$1,229,276,381

*	Indicates party-in-interest.
**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 16 thru 29 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

(CASH)	Actively Managed Global Wrap Underlying Investments	$10,007,415
ABB FIN USA INC 1.625% 5/08/17		175,005
AT&T INC 2.95% 5/15/16		496,018
ABBEY NATL 3.875 11/10/14 144A		986,295
ALLYL 2012-SN1 A3 .57% 8/20/15		600,345
ALLYA 2013-1 A3 .63% 5/15/17		1,050,274
AMER EXPRESS CR 3ML+85 6/24/14		1,190,407
AMERICAN EX MTN 1.3% 07/29/16		445,789
AMXCA 2012-2 A .68% 3/18		2,194,610
AMXCA 2013-3 A .98% 05/19		803,607
AMXCA 2012-5 A 0.59% 5/18		1,299,730
AMERICAN HONDA FIN 2.125 10/18		440,064
AMER HONDA 2.5% 9/21/15 144A		490,754
AMERICAN HONDA 1.5% 9/17 144A		445,237
APPLE INC 1% 5/3/18		1,578,952
AUSTRALIA & NZ 1.875% 10/06/17		451,525
AUSTRALIA & NZ 1.45% 5/15/18		426,432
BB&T CORP MTN B/E 3.2% 3/15/16		494,828
BB&T CORP 2.05% 6/19/18		395,104
BPCM 1.375% 5/10/18		641,538
BACM 2006-4 A1A CSTR 7/46		871,205
BANK AMER 4.5% 4/1/15		216,772
BANK OF AMERICA CRP MTN 2 1/18		888,374
BAAT 2012-1 A4 1.03 12/16		451,628
BANK OF MONTREL 2.375% 1/25/19		441,127
BANK OF NY MTN 2.4% 1/17/17		733,127
BSCMS 05-T18 A4 4.933% 2/42		660,474
BSCMS 05-PWR8 A4 4.674 6/41		472,484
BSCMS 2006-T22 A1A CSTR 4/38		804,623
BSCMS 06-PW12 A1A CSTR 9/38		615,579

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

BSCMS 2006-PW13 A1A 5.533 9/41	Actively Managed Global Wrap Underlying Investments	$759,291
BERKSHIRE HATH FIN 1.6 5/15/17		578,467
BERK HATH INC 2.2% 8/15/16		489,334
BMWLT 2013-1 A3 .54% 09/15		413,088
BRITISH COLMB PRO 1.2% 4/25/17		2,680,056
BRIT COLMB PROV 2.1% 5/18/16		1,304,155
CD 2005-CD1 A4 CSTR 7/44		276,816
CD 06-CD2 A1B CSTR 1/46		1,225,389
CD 2007-CD5 A1A 5.8% 11/44		842,750
COMM 2012-CR5 A1 0.673% 12/45		282,949
COMM 2012-CR1 A1 1.116% 5/45		133,897
COMM 2012-CR1 A2 2.35% 5/45		376,940
COMM 2012-CR2 A1 .824% 08/45		149,957
COMM 2013-CR9 A1 1.3440% 7/45		180,504
COMET 2013-A1 A1 .63% 11/18		2,252,759
COMET 2013-A3 A3 .96% 9/19		1,053,580
CARMX 2013-3 A3 .97% 11/15/16		433,400
CATERPILR F MTN 1.3% 03/01/18		435,145
CHAIT 2012-A3 A3 0 6/17		2,107,966
CHAIT 2012-A5 A5 .59% 8/17		2,100,748
CHAIT 2012-A8 A8 0.54% 10/17		2,899,258
CHAIT 2013-A8 A8 1.01% 10/18		878,972
CHEVRON CORP NE 1.104% 12/5/17		830,627
CHEVRON CORP 0.889% 06/24/16		190,484
CITIGROUP 1.25% 1/15/16		912,162
CCCIT 2012-A1 A1 0.55% 10/17		1,260,032
CCCIT 13-A3 A3 1.11% 7/23/18		715,682
CCCIT 2013-A6 A6 1.32% 09/18		1,057,545
CCCIT 2013-A10 A10 .73% 02/18		886,954
CGCMT 2006-C5 A4 5.431 10/49		416,310

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

CGCMT 13-GC11 A1 0.672% 12/17	Actively Managed Global Wrap Underlying Investments	$307,264
COCA-COLA CO 1.15% 3/5/18		866,776
COCA-COLA CO 1.65% 11/1/18		652,798
COLGATE-PALMOLIVE 0.9% 5/1/18		543,123
COMM 2006-C8 A4 0 12/46		612,597
COMM 2006-C7 A1A CSTR 6/46		890,441
COMM 2013-LC6 A1 .7240% 1/46		218,895
COMMONWEALTH NY 1.95% 3/16/15		709,545
CORNELL UNIV 4.35% 2/1/14		496,338
CREDIT SUISSE NY 2.2% 1/14/14		1,609,247
DBUBS 2011-LC3A A1 2.238 8/44		79,243
JOHN DEERE CAP 1.3% 3/12/18		652,197
DCENT 2012-A1 A1 0.81% 8/17		1,033,976
DCENT 2012-A3 A 0.86% 11/15/17		1,084,750
DCENT 2013-A2 A2 .69% 07/18		2,097,170
DCENT 2013-A5 A5 1.04% 04/19		878,987
FHLG 15YR 5.00% 5/14 #E77225		579
FHLG 15YR 5.00% 6/14 #E77373		3,020
FHLM ARM 4.889% 3/33 #847126		3,530
FHLG 15YR 4.50% 8/18 #E98688		262,847
FHLG 15YR 4.50% 9/18 #E99205		95,560
FHLG 15YR 4.50% 10/18 #E99833		130,519
FHLM ARM 3.53% 4/40 #1B4657		138,409
FHLM ARM 3.58% 4/40 #1B4702		105,396
FHLM ARM 4.68% 1/36 #847584		44,196
FHLM ARM 3.88% 1/35 #848084		28,565
FHLM ARM 5.084% 8/35 #1J0005		69,525
FHLG 7.50% 7/34 #G02115		447,611
FHLG 15YR 5.00% 3/19 #G13052		347,301
FHLG 15YR 4.00% 7/24 #G13596		1,197

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLG 15YR 3.50% 1/26 #G14312	Actively Managed Global Wrap Underlying Investments	$269,103
FHLG 15YR 4.00% 9/25 #G14376		959
FHLG 15YR 3.50% 4/27 #G14449		757,089
FHLG 15YR 3.50% 10/26 #G14450		8,993
FHLG 15YR 4.00% 6/24 #G18312		1,433
FHLG 25YR 5.50% 7/35 #G05815		144,134
FHLM ARM 4.941% 11/35 #1J1228		145,246
FHLG 10YR 3.00% 8/21 #J16393		300,153
FHLG 10YR 3.00% 8/21 #J16442		267,864
FHLM ARM 5.78% 10/35 #1N0063		35,536
FHLM ARM 5.37% 12/35 #1N0106		118,935
FHLM ARM 3.717% 05/41#1B8124		86,945
FHLM ARM 3.224% 4/41#1B8179		53,287
FHLM ARM 3.464% 5/1/41#1B8304		56,422
FHLM ARM 3.627% 6/1/41#1B8372		89,165
FHLM ARM 3.283 6/1/41		69,733
FHLM ARM 2.98% 8/41 #1B8533		216,320
FHLM ARM 3.07% 9/41 #1B8608		115,219
FHLM ARM 3.242% 9/1/41#1B8659		59,064
FHLG 5.50% 3/34 #G01665		213,731
FHLG 15YR 5.50% 4/18 #G11389		115,904
FHLG 15YR 4.00% 9/25 #E02787		368,567
FHLG 15YR 4.00% 4/26 #E02867		197,868
FHLG 15YR 4.50% 11/18 #B10931		80,379
FHLM ARM 4.199% 8/36 #848185		71,534
FHLG 5.50% 5/34 #Z40042		1,592,433
FHR 2417 EH 6% 2/17		21,226
FHR 2394 KD 6% 12/16		30,384
FNMA 0.5% 7/02/15		4,418,445
FNMA .5% 9/28/15		2,527,708

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA .875% 10/26/17	Actively Managed Global Wrap Underlying Investments	$759,805
FNMA .875% 2/8/18		1,957,685
FNMA 0.625% 8/26/16		7,195,738
FNMA 1.875% 09/18/18		7,664,845
FNMA 1.625% 11/27/18		7,237,978
FNR 2013-9 FA 1ML+35 03/42		1,057,212
FNR 2011-88 AB 2.5% 9/26		233,384
FNR 2012-15 FP 1ML+38 6/40		700,558
FNR 2012-94 E 3% 6/22		277,998
FHR 2011-3938 BE 2% 10/21		629,773
FHR 3943 EF 1ML+25 2/26		401,142
FHR 3763 QA 4% 4/34		351,257
FHR 3820 DA 4% 11/35		338,122
FHR SER 4221 CLS GA 1.4% 7/23		1,217,582
FHLMC 1.25% 5/12/17		1,084,854
FHLMC 1% 9/29/17		1,947,287
FHLMC .75% 1/12/18		2,261,351
FNMA 15YR 7.00% 11/14 #252920		351
FNMA 15YR 7.00% 2/15 #253033		27,707
FNMA 15YR 7.00% 9/15 #253430		499
FNMA 5.50% 11/34 #310105		1,149,655
FNMA 15YR 6.50% 6/14 #323794		1,602
FNMA ARM 3.228% 7/41#AI3469		93,189
FNMA ARM 3.01% 8/41 #AI4358		81,028
FNMA ARM 3.545% 07/41#AI6050		100,351
FNMA ARM 3.365% 10/41#AI6819		57,099
FNMA ARM 3.37% 9/41 #AI8935		112,599
FNMA ARM 09/41#AI9813		65,689
FNMA ARM 10/41#AJ3399		20,056
FNMA ARM 2.74% 8/41 #AH5259		423,428

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA ARM 2.57% 10/41 #AH5261	Actively Managed Global Wrap Underlying Investments	$247,825
FNMA 15YR 3.50% 1/26 #AL1168		288,874
FNMA 15YR 3.50% 5/27 #AL1741		2,024
FNMA 15YR 3.50% 3/27 #AL1746		1,178,412
FNMA 15YR 3.50% 5/27 #AL1751		758
FNMA ARM 06/42#AO2244		70,510
FNMA 15YR 7.00% 4/15 #532552		752
FNMA 15YR 7.00% 1/16 #535675		3,598
FNMA 6.50% 7/32 #545759		50,343
FNMA 6.50% 7/32 #545762		25,673
FNMA 15YR 7.00% 6/17 #545928		6,603
FNMA 15YR 6.50% 6/15 #555720		1,114
FNMA 15YR 7.00% 10/15 #556250		211
FNMA 15YR 7.00% 8/16 #599824		6,983
FNMA 15YR 6.50% 7/16 #613007		308
FNMA 15YR 7.00% 1/17 #626726		9,022
FNMA 15YR 7.00% 3/17 #635939		16,799
FNMA 15YR 7.00% 3/17 #638317		12,614
FNMA 15YR 7.00% 10/17 #665372		8,391
FNR 2002-56 MC 5.5% 9/17		32,050
FNR 2003-74 PG 4.5% 8/18		156,117
FNR 2005-90 FC 1ML+25 10/35		233,353
FNR 2005-106 UF 1ML+30 11/35		229,236
FHR 2866 XE 4 12/18		85,664
FHR 3117 JF 1ML+30 2/36		252,165
FHR 3102 FD 1ML+30 1/36		640,180
FNR 2008-29 BG 4.7% 12/35		109,443
FNR 2008-95 AD 4.5% 12/23		394,500
FNR 2011-23 AB 2.75% 6/25/20		174,538
FNMA 1.625% 10/26/15		1,040,157

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNR 2010-123 DL 3.5% 11/25	Actively Managed Global Wrap Underlying Investments	$156,663
FHR 3741 HD 3% 11/15/39		287,245
FNR 2010-135 DE 2.25% 4/24		285,131
FNR 2010-143 B 3.5% 12/25		253,533
FHR 3659 EJ 3% 6/18		362,908
FNMA ARM 4.801% 2/33 #695019		28,230
FNMA ARM 3.984% 5/33 #703915		7,122
FNMA 15YR 6.50% 3/18 #705791		45,870
FNMA ARM 4.68% 11/34 #735011		97,759
FNMA 6.50% 12/32 #735415		25,702
FNMA 6.50% 7/35 #745092		26,984
FNMA 15YR 4.50% 6/19 #745278		120,463
FNMA ARM 3.753% 10/33 #746320		44,371
FNMA ARM 4.358% 10/33 #754672		17,293
FNMA ARM 3.752% 10/33 #755148		46,949
FNMA ARM 5.05% 7/34 #801635		18,962
FNMA ARM 4.53% 12/34 #802852		95,236
FNMA ARM 4.293% 3/35 #815586		18,743
FNMA ARM 4.653% 3/35 #816322		5,127
FNMA ARM 5.12% 6/35 #823810		61,032
FNMA ARM 5.344% 7/35 #834917		12,076
FNMA ARM 5.349% 12/34 #843013		33,624
FNMA ARM 5.280% 3/35 #843014		26,435
FNMA ARM 4.893% 10/35 #847787		27,421
FNMA ARM 6.25% 6/36 #886983		25,629
FNMA 6.50% 8/36 #888034		36,417
FNMA 6.50% 8/36 #888544		147,438
FNMA 15YR 4.50% 7/20 #888653		53,155
FNMA ARM 4.21% 5/35 #889946		179,493
FNMA ARM 4.30% 2/35 #995017		203,983

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA ARM 4.898% 5/35 #995272	Actively Managed Global Wrap Underlying Investments	$30,286
FNMA ARM 4.58% 7/35 #995273		69,735
FNMA ARM 4.53% 10/35 #995414		174,112
FNMA ARM 4.55% 10/35 #995415		714,574
FNMA ARM 4.512% 12/36 #995606		201,011
FNMA ARM 2.61% 4/35 #995609		69,242
FNMA ARM 3.20% 1/40 #AC0599		188,728
FNMA ARM 4.285% 7/33#AD0066		70,249
FNMA ARM 2.42% 11/36 #AD0710		64,936
FNMA 6.50% 12/35 #AD0723		170,645
FNMA ARM 3.47% 3/40 #AD0820		144,898
FNMA 6.50% 8/36 #AE0746		131,976
FNMA ARM 11/40#AE6806		57,384
FORDO 2011-B A4 1.35% 12/16		402,852
FORDL 2012-B A3 0.57% 9/15		520,546
FORDO 2012-D A3 0.51% 4/17		549,971
FORDO 2013-A A3 .55% 07/17		645,884
FORDL 2013-A A3 0.60% 3/16		760,546
FORDO 2013-B A3 .57% 6/16		569,594
FORDL 2013-B A3 .76% 09/16		340,018
GEMNT 2009-4 A 3.8% 11/17		791,508
GEMNT 2012-1 A 1.03% 1/18		862,768
GEMNT 2012-5 A 0.95% 6/15/18		2,174,609
GMACC 2004-C2 A4 5.301% 8/38		451,865
GSMS 2011-GC5 A1 CSTR 8/44		227,475
GSMS 2012-GC6 A1 1.282% 1/45		106,622
GSMS 2013-GC10 A1 .696% 2/46		67,236
GSMS 2013-GC10 A2 1.84% 2/46		179,431
GSMS 2013-GC12 A1 VAR 06/46		297,171
GNMA 15YR 4% 04/25#737164		542

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

GNMA 15YR 4% 05/25#737261	Actively Managed Global Wrap Underlying Investments	$548
GNMA 15YR 4% 03/25#737348		455
GNMA 15YR 4.00% 1/25 #723552		540
GNMA 30YR 5.5% 06/35#783800		201,649
GSMS 04-GG2 A6 CSTR 8/38		385,153
GSMS 2006-GG6 A2 5.506% 4/38		19,737
GSMS 2006-GG6 A1A CSTR 4/38		406,054
GSMS 2006-GG8 A1A 5.547 11/39		514,072
GNMA 15YR 4% 06/25#676681		692
GNMA 15YR 4% 10/24#710940		429
GECMC 2005-C2 A4 CSTR 5/43		1,138,940
GECMC 2006-C1 A4 CSTR 3/44		656,040
GECMC 2006-C1 A1A CSTR 3/44		580,345
GE-CORP .85% 10/09/15		486,191
GE CAP MTN 3.5% 6/29/15		580,363
GE CAP CORP 2.25% 11/9/15		453,865
GENERAL ELEC 2.95% 5/09/16		137,703
GENERAL ELEC MTN3.35% 10/17/16		746,270
GOLDMAN SACHS MTN 3.7% 8/1/15		371,961
GOLDMAN SAC GRP 3.625% 2/07/16		355,350
GNR 2010-99 PT 3.5% 8/33		110,982
GNR 2010-112 PM 3.25% 9/33		87,016
CFGNR 2011-150 D 3% 4/37		127,657
GNR 2013-9 F VAR 1ML+25 1/43		737,517
GNR 2012-149 MF 1ML+25 12/42		1,052,554
G2SF 12-149 LF 1ML+25 12/42		423,411
GNR 2013-37 F 0.4712% 3/20/43		284,218
GNR 13-41 PA 2.5% 04/40		557,454
CANADA GOVT .875% 2/14/17		682,219
HAROT 2013-3 A3 0.77% 05/17		531,376

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

HAROT 2013-1 A3 .48% 12/15	Actively Managed Global Wrap Underlying Investments	$999,608
HAROT 2013-2 A3 .53% 2/17		309,835
HSBC BANK 3.1% 5/24/16 144A		991,739
HART 2013-A A3 0.56% 7/17		1,000,132
HART 2013-B A3 .71% 09/17		771,243
INTERCONT EXCH 2.5% 10/15/18		310,867
IBRD 0.5% 04/15/2016		2,884,478
INTL FIN CORP .875% 06/15/18		1,485,778
JPMORGAN CHASE 3.15% 7/05/16		681,841
JPMC CO 1.625% 5/15/18		431,553
JPMCC 2005-LDP2 A3 4.697 7/42		154,923
JPMCC 2006-LDP7 A1A CSTR 4/45		657,326
JPMCC 2006-CB16 A1A 5.546 5/45		1,089,678
JPMCC 2007-LD11 A2 CSTR 6/49		174,810
JPMCC 2012-C6 A2 2.2058% 5/45		448,786
JPMCC 2012-LC9 A1 .6698% 12/47		594,621
JPMCC 2013-C10 .7302% 12/15/47		220,979
LBUBS 2006-C6 A4 5.372% 9/39		164,061
LBUBS 2004-C8 4.799% 12/29		428,118
LBUBS 2005-C1 AAB CSTR 2/30		53,404
LBUBS 05-C1 A1A 4.581% 2/15/30		534,706
MANU&TRD NT PRG 1.45% 3/7/18		869,394
MANITOBA (PROV) 1.125% 6/1/18		1,083,853
MASSMUTUAL GLB 3.125 4/16 144A		996,496
MASSMUTUAL GLBL 2% 4/5/17 144A		461,367
MASSMUTUAL GBL 2.1 8/2/18 144A		662,090
MBALT 2013-B A3 1.06% 07/16		670,298
MBALT 2013-A A3 .59% 02/16		790,651
MBART 2013-1 A3 0.78% 08/17		551,410
MLMT 05-CKI1 A1A CSTR 11/37		209,359

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

MLMT 2006-C2 A1A CSTR 8/43	Actively Managed Global Wrap Underlying Investments	$702,110
MET LIFE GLBL 2.5 9/29/15 144A		714,022
MET LIFE GLBL 1.5 1/18 144A		885,282
MET LIFE 1.875% 6/22/18 144A		369,147
MICROSOFT CORP .875% 11/15/17		133,005
MICROSOFT CORP 3.625% 12/15/23		646,536
MIDAMERICAN ENE 2.4% 03/15/19		663,673
MLCFC 2006-3 A4 CSTR 7/46		1,783,035
MIZUHO CORP 1.85% 3/21/18 144A		871,627
MSC 2006-IQ11 A1A CSTR 10/42		885,381
MORGAN STANLEY 4.1% 1/26/15		197,768
MSC 2006-HQ9 A4 CSTR 7/44		430,765
MSBAM 2012-C5 A1 .916% 8/45		353,176
MSBAM 2012-C5 A2 1.972% 8/45		752,922
NCUA GTD NTS MA 1.4% 6/12/15		657,461
NEW YORK LIFE 1.3% 10/17 144A		1,163,751
NAROT 2013-A A3 .50% 5/17		799,762
NALT 2013-A A3 .61% 04/16		890,121
NAROT 2013-B A3 0.84% 11/17		782,277
NORDEA BK AG .875% 5/16 144A		657,446
NEF 2005-1 A5 4.74% 10/45		194,090
PNCFUND MTN 3.625% 2/8/15		550,633
PNC BK NA 1.3% 10/3/16		661,506
PHILIP MORS INT 1.875% 1/15/19		557,203
PRICOA GLBL F 1.6% 5/18 144A		645,246
PROCTER & GAMBLE 1.8% 11/15/15		434,773
PROCTER & GAMBLE 1.6% 11/15/18		787,190
RABOBANK NDL 1.7% 3/19/18		877,899
ROYAL BK CAN GL .85% 03/08/16		173,211
ROYAL BK CANADA 2.3% 7/20/16		210,887

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

SLMA 2012-7 A2 1ML+28 9/19	Actively Managed Global Wrap Underlying Investments	$398,662
SLMA 2013-1 A1 1ML+15 1/17		537,141
SANOFI AVENTIS 2.625% 3/29/16		512,786
STATE STREET 2.875% 3/07/16		742,118
SUMITOMO BKG 1.9% 1/12/15 144A		473,693
SUMITOMO MITSUI BKG 1.8% 7/17		673,152
TARGET CORP 1.125% 7/18/14		225,029
TENN VLY AUTH 1.75% 10/15/18		878,093
TORONTO DOM BK 2.5% 7/14/16		989,021
TORONTO DOMINI 2.375% 10/19/16		484,949
TORONTO DOM 1.4% 4/30/18		862,765
TOTAL CAP CDA L 1.45% 01/15/18		466,585
TOTAL CAPITAL SA 1.5% 2/17/17		470,422
TOYOTA MOTOR CRD 1.25% 10/5/17		669,289
TAOT 2013-A A3 .55% 01/17		490,054
UBSBB 2012-C2 A1 1.006% 5/63		325,742
UBSCM 2012-C1 A1 1.032% 5/45		198,042
UBSCM 2012-C1 A2 2.180% 5/45		387,435
UBSBB 2012-C4 A1 .6728 12/45		243,597
USAA CAPITAL 1.05% 9/14 144A		535,805
USAA CAP CO 2.25% 12/13/16 144		483,439
UBSBB 2013-C6 A1 .805% 4/46		248,242
UNION BK NA 3% 6/6/16		1,019,446
UST NOTES 0.625% 12/15/16		606,656
USTN 1.5% 12/31/18		2,659,365
USTN 1.75% 7/31/15		34,690,972
USTN 1.375% 9/30/18		1,806,048
USTN 1% 9/30/16		65,439,545
USTN .875% 11/30/16		59,031,992
USTN .875% 1/31/17		4,803,996

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

USTN 1% 3/31/17	Actively Managed Global Wrap Underlying Investments	$3,603,059
USTN .875% 4/30/17		9,514,992
USTN .750% 6/30/17		2,191,512
US T NOTES1% 05/31/18		1,607,019
UST NOTES 0.25% 10/31/15		5,972,141
UST NOTES 1.25% 10/31/18		8,280,321
VALET 2013-1 A3 .56% 8/17		669,257
VWALT 2013-A A3 0.84% 07/16		572,476
VALET 2013-2 A4 1.56% 03/20/20		637,923
WFRBS 13-C14 A1 .836% 6/15/46		184,848
WFRBS 2013-C14 A2 2.133% 6/46		179,877
WFRBS 2011-C5 A1 1.456 11/44		95,392
WFRBS 2012-C8 A1 .864% 8/45		205,593
WFRBS 2012-C8 A2 1.881% 8/45		410,647
WFRBS 2013-C11 A1 .799% 03/45		131,351
WFRBS 13-C13 A1 0.778% 5/45		173,793
WBCMT 06-C23 A1A CSTR 1/45		794,408
WBCMT 2006-C23 A5 CSTR 1/45		854,580
WBCMT 06-C24 A1A CSTR 3/45		474,700
WBCMT 2006-C25 A5 CSTR 5/43		230,637
WBCMT 05-C16 APB 4.692% 10/41		72,076
WBCMT 2006-C26 A1A CSTR 6/45		553,198
WBCMT 2006-C29 A1A 5.297 11/48		397,567
WBCMT 2007-C31A A2 5.421% 4/47		240,850
WAL MART STORES 2.8% 4/15/16		402,332
WAL-MART STORES 1.125% 4/18		863,611
WFCM 2013-LC12 A1 1.676% 7/46		717,286
WESTPAC BANKING CRP 2% 8/14/17		808,517
WPACBKG 0.95% 01/12/16		675,105
WOART 2012-A A3 0.64% 2/17		580,949

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

WOLS 2012-A A3 0.93% 11/15	Actively Managed Global Wrap Underlying Investments	$300,854
WOART 2013-A A3 .64% 4/16/18		389,706
WOLS 2013-A A3 1.10% 12/16		803,235
Total Fair Value of Underlying Investments		$418,945,332

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By    /s/ Deanna L. Jones
Deanna L. Jones, Plan Administrator

Dated: June 24, 2014

EXHIBIT INDEX

23.1 - Consent of Independent Registered Public Accounting Firm